Filed Pursuant to Rule 433
Registration No. 333-204165

American International Group, Inc.

$1,500,000,000

3.900% NOTES DUE 2026

Issuer:	American International Group, Inc.

Offering Format:	SEC Registered

Securities:	3.900% Notes Due 2026

Expected Ratings (Moody’s / S&P/Fitch)*:	Baa1 / A- / BBB+ (stable/negative/stable)

Security Type:	Senior Unsecured Fixed Rate Notes

Trade Date:	March 17, 2016

Settlement Date:	March 22, 2016 (T + 3)

Maturity Date:	April 1, 2026

Principal Amount:	$1,500,000,000

Price to Public:	99.950% of principal amount

Gross Underwriting Discount:	0.450%

Net Proceeds to Issuer Before Expenses:	$1,492,500,000

Spread to Treasury Benchmark:	T + 200 basis points

Treasury Benchmark:	1.625% due February 15, 2026

Treasury Benchmark Yield:	1.906%

Coupon:	3.900%

Yield to Maturity:	3.906%

Interest Payment Dates:	Semi-annually on April 1 and October 1 of each year, commencing October 1, 2016

Day Count Convention:	30/360, unadjusted

Denominations:	$2,000, with increments of $1,000 thereafter

Optional Redemption:	Make-whole redemption at any time prior to January 1, 2026 at a discount rate of Treasury + 30 basis points. Par redemption at any time on or after January 1, 2026.

CUSIP/ISIN:	026874 DH7 /US026874DH71

Joint Book-Running Managers:	Barclays Capital Inc. Deutsche Bank Securities Inc. RBC Capital Markets, LLC U.S. Bancorp Investments, Inc. Mizuho Securities USA Inc. SMBC Nikko Securities America, Inc.

Co-Managers:

ANZ Securities, Inc.

ING Financial Markets LLC

nabSecurities, LLC

Natixis Securities Americas LLC

PNC Capital Markets LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

Standard Chartered Bank

UniCredit Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.